FEDERAL INSURANCE COMPANY

Endorsement No: 6

Bond Number: 82413983

NAME OF ASSURED: WILDERMUTH ENDOWMENT STRATEGY FUND

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Wildermuth Endowment Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 16, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 10, 2019   By _____

                                                            Authorized Representative